UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Bushl Inc.

Legal status of issuer

> ***Form***
> C-Corp

> ***Jurisdiction of Incorporation/Organization***
> Nevada

> ***Date of organization***
> June 9, 2017

Physical address of issuer
151 S 2nd St. Brooklyn, NY 11211

Website of issuer
https://www.bushlcbd.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 13, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$107,572	$62,624
Cash & Cash Equivalents	$0	$6,018
Accounts Receivable	$0	$0
Short-term Debt	$222,829	$2,323
Long-term Debt	$125,000	$75,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-225,558	$-14,699

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 27, 2019

Bushl Inc.

BUSHL

Up to $1,070,000 of Crowd Notes

Bushl Inc. ("Bushl", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by December 13, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 6, 2019 will be permitted to increase their subscription amount at any time on or before December 13, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 6, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 6, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.bushlcbd.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/bushl

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bushl Inc., a Nevada Corporation, was incorporated on June 9, 2017 and is headquartered in New York.

The Company's website is https://www.bushlcbd.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/bushl and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	December 13, 2019
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 13, 19, 20, and 21.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The retail cannabis market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent the Company from executing its business plan. Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use, and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While its product may be used to grow a variety of plants, it would not be realistic to expect that it would be able to execute its business plan if the federal government were to strictly enforce federal law regarding cannabis. The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture, and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs, and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in or conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where it purchases a property will agree that its activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in its inability to execute its business plan and it would suffer significant losses and be required to cease operations. Furthermore, if it were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, it could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on its business.

Its ability to grow the Company's business depends on state laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting, and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it does not know what the impact would be on the medical-use cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, the Company may be unable to continue to operate.

The Company may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute, and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. The Company's inability to maintain its current bank accounts would make it difficult for it to operate its business, increase its operating costs, and pose additional operational, logistical, and security challenges and could result in the Company's inability to implement their business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter the business plan. In addition, violations of these laws, or allegations of such violations, could disrupt its business and result in a material adverse effect on operations. It is also possible that regulations may be enacted in the future that will be directly applicable to the proposed business. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive retail cannabis space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company's Managing Director, Joshua Bareket, is the sole Managing Directors, and as a result, is solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions. Joshua has the ability to control the outcome of all matters submitted to the

Company for approval, including the election, removal, and replacement of Managing Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

The Company is only able to operate in a limited number of jurisdictions for its proposed THC-centric business. Several states and the federal government have not yet legalized cannabis products containing THC. This may limit the geographies to which Bushl can expand. If more states or the federal government do not legalize THC products, the Company's growth could be impeded.

The Company's cash position is relatively weak. The Company currently has only $2,000 in cash balances as of 7/31/19. This equates to 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's Board does not keep meeting minutes from its board meetings. The Company is not legally required to record and retain meeting minutes. There is currently only one board member so the Company does not keep formal minutes. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts to directly pay founder salaries. Risks related to errors in proper payroll processing include, but are not limited to, miscalculations of payroll or payroll taxes, penalties, and lack of security.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted related party transactions. During the years ended December 31, 2018 and 2017, the CEO of the Company advanced funds for operations. These advances are non-interest bearing, have no repayment terms and are payable on demand. The Company expects to convert amounts advance by the CEO into equity upon the next equity offering. At December 31, 2018 and 2017, the amount of advances outstanding is $219,649 and $1,764, respectively, and are recorded as 'Shareholder advances' on the balance sheets.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the

long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Nevada. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 82.74% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Cannabis consumers are often under experienced and overwhelmed by products and brands claiming "premium" status with limited regulation or market standards. In fact, many products on the market contain toxins, pesticides, and other hazardous additives, as there are limited uniform standards or trusted resources to help customers identify and purchase all-natural products. There have been studies conducted that have proven mainstream cannabis products to contain toxins and hazardous ingredients. According to the International Food Information Council Foundation, 6 in 10 consumers say it's important to purchase or consume sustainable products and 7 in 10 would give up a favorite product for one without artificial ingredients. Customers care about what they are consuming - they just don't have the education or access to clean cannabis products.

In collaboration with industry experts, including Certified Kind, Craft Cannabis Alliance, The Cannabis Conservancy, and more, BUSHL has developed our own code of standards for the quality of product that is accepted to be listed on BUSHL. The BUSHL marketplace provides transparency around brands, their products, and their practices - highlighting responsible brands, so customers can shop with confidence.

To date, BUSHL has LOIs with 25 trusted brands, two renowned certification agencies, and three trade associations to curate a marketplace solely for brands that meet BUSHL's transparent and established standards. On a weekly basis BUSHL reaches 36.9k conscious, opted-in consumers. Our growing audience base exemplifies the ever growing number of consumers who are getting behind clean cannabis and trust BUSHL to be their introduction.

Business Plan

Business Model

CBD

For the CBD side, we operate in a traditional drop-ship e-commerce model, where we earn commission on every product sold through the platform. CBD products on BUSHL are purchased nationwide.

THC

Because of regulations around THC sales, our THC model will be engagement-based. We will generate revenue when we drive engagement to our partners' BUSHL page.

As we expand outside of Oregon, we'll continue to add features that bring more value to our partners. We will soon make THC as easy to shop for online as CBD by introducing product delivery in each legal state by partnering with a trusted delivery company. We will earn a flat-fee for each order delivered through the integration.

To support craft cannabis businesses, we will continue to strengthen our network by integrating subject matter experts, trade associations, and service providers into our marketplace. This will provide our partner brands easy access to discounted services to better their business through consultation, certification, and new hardware, in exchange for referral fees.

As we continue to grow our customer base of conscious consumers, we will open up on-site advertising opportunities for our partner brands, to enable them to further their reach.

The Company's Products and/or Services
BUSHL is a marketplace for natural, sustainable, and artisanal cannabis products; from flower to tinctures, balms, concentrates, and more. We curate and vet brands that meet our expertly established standards and introduce them to consumers through our shopping platform, events, and experiences.

We plan to integrate our services with delivery companies and in-store advertising networks to provide more value to our customers and partners, while also turning on a fourth and fifth streams of revenue.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
According to the 2015 National Survey on Drug Use and Health, 22.2 million people had used cannabis in the past month. This number continues to grow as cannabis legalization spreads and use is destigmatized.

Sustainable and natural products are going to be a key factor in purchase behavior as this trend moves upwards- according to the International Food Information Council Foundation, 6 out of ten consumers say it is important to purchase and consume sustainable products, 7 out of ten consumers would be willing to give up a favorite product in favor of one without artificial ingredients. 40% of the consumers surveyed would be willing to pay 50% more for natural products.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Operating Expenses	48%	48%	48%

Marketing	21%	21%	21%
Travel	5%	5%	5%
Product Development	25%	25%	25%
Payment Processing	1%	1%	1%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Joshua Bareket	Founder & CEO (July 2017 - Present)	BUSHL, Founder & CEO (July 2017 - Present) - Raise capital - Build business plan and product roadmap - Manage company to execute on business plan - Drive product development Knotel, Marketing Consultant (October 2016 - July 2017) - Develop, implement, and execute strategies to test and optimize Facebook advertisements and email campaigns - Liaison between marketing and tech team. Build product specifications for new marketing tools and features

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	4,532,500	Yes	N/A	100%	N/A
Unallocated Pool Shared	467,500	Yes	If Issued	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Steven Singer	$25,000	6.75%	9/14/2017	N/A	9/14/2020	Paid in kind upon raising more than $1M. Includes a warrant to purchase up to 6.75% of fully-diluted stock at any time before 5pm ET on August 30th, 2021

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Joshua Bareket	Common Stock	82.74%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Bushl, Inc. ("the Company") was formed as a corporation on June 9, 2017 under the laws of the State of Nevada, and is headquartered in Brooklyn, New York. Bushl is a community-oriented platform designed to streamline cannabusiness revenue generation efforts in both the business-to-consumer and business-to-business applications for brands, retailers and distributors.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,000 in cash on hand as of 07/31/2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Bridge	6/1/19	Regulation D, 506(b)	SAFE	$50,000	Product Development- 12% Marketing- 0.4% Travel - 11.6% Operating Expenses - 76%
Pre-Seed	9/1/18	Regulation D, 506(b)	SAFE	$400,000	Product Development- 88% Marketing- 4.1% Travel - 3.5% Operating Expenses - 4.4%

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, the CEO of the Company advanced funds for operations. These advances are non-interest bearing, have no repayment terms and are payable on demand. The Company expects to convert amounts advance by the CEO into equity upon the next equity offering. At December 31, 2018 and 2017, the amount of advances outstanding is $219,649 and $1,764, respectively, and are recorded as 'Shareholder advances' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Joshua Bareket

(Signature)

Joshua Bareket

(Name)

Principal executive officer, principal financial officer, principal accounting officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Joshua Bareket

(Signature)

Joshua Bareket

(Name)

Principal executive officer, principal financial officer, principal accounting officer

(Title)

September 27, 2019

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

BUSHL

BUSHL, INC.
A Nevada Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the year ended December 31, 2018 and June 9, 2017 (inception) to December 31, 2017

BUSHL, INC.

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management
Bushl, Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Bushl, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the statements of operations, stockholders' equity and cash flows for the period June 9, 2017 (inception) to December 31, 2017 and year ended December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 22, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

BUSHL, INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

ASSETS

	2018	2017
Current assets		
Cash and cash equivalents	$ -	$ 6,018
Total current assets	-	6,018
Intangibles, net	107,572	56,606
Total assets	$ 107,572	$ 62,624

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
Current liabilities		
Accrued expenses	$ 3,180	$ 559
Shareholder advances	219,649	1,764
Total current liabilities	222,829	2,323
Note payable	25,000	25,000
SAFE agreements	100,000	50,000
Total liabilities	347,829	77,323
Commitments and contingencies	-	-
Stockholders' Equity		
Common stock, 10,000,000 authorized, par value $.00001;		
no shares issued and outstanding at December 31, 2018 and 2017	-	-
Accumulated deficit	(240,257)	(14,699)
Total stockholders' equity	(240,257)	(14,699)
Total liabilities and stockholders' equity	$ 107,572	$ 62,624

See accountants' review report and accompanying notes to the financial statements.

2

STATEMENTS OF OPERATIONS

(unaudited)

	Year ended December 31, **2018**	June 9, 2017 (inception) to December 31, **2017**
Sales, net	$ -	$ -
Operating expenses		
Research and development	171,259	-
Travel	17,067	1,107
Advertising and marketing	17,045	-
Amortization	11,926	-
General and administrative	5,923	7,783
Professional fees	650	5,250
Total operating expenses	223,870	14,140
Loss from operations	(223,870)	(14,140)
Other expense		
Interest expense	(1,688)	(559)
Total other expense	(1,688)	(559)
Net loss before income taxes	(225,558)	(14,699)
Provision for income taxes	-	-
Net loss	$ (225,558)	$ (14,699)

See accountants' review report and accompanying notes to the financial statements.

BUSHL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of June 9, 2017 (inception) to December 31, 2018
(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance - June 9, 2017 (inception)	-	$ -	$ -	$ -	$ -
Net loss				(14,699)	(14,699)
Balance on December 31, 2017	-	-	-	(14,699)	(14,699)
Net loss				(225,558)	(225,558)
Balance on December 31, 2018	-	$ -	$ -	$ (240,257)	$ (240,257)

See accountants' review report and accompanying notes to the financial statements.

4

BUSHL, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	Year ended December 31, **2018**	June 9, 2017 (inception) to December 31, **2017**
Cash flows from operating activities		
Net loss	$ (225,558)	$ (14,699)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	11,926	-
Changes in operating assets and liabilities:		
Accrued expenses	2,621	559
Net cash used by operating activities	(211,011)	(14,140)
Cash flows from investing activities		
Purchases of intangibles	(62,892)	(56,606)
Net cash used by investing activities	(62,892)	(56,606)
Cash flows from financing activities		
Proceeds from note payable	-	25,000
Proceeds from SAFE agreements	50,000	50,000
Proceeds from shareholder advances	217,885	1,764
Net cash provided by financing activities	267,885	76,764
Net increase (decrease) in cash and cash equivalents	(6,018)	6,018
Cash and cash equivalents, beginning	6,018	-
Cash and cash equivalents, ending	$ -	$ 6,018
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bushl, Inc. ("the Company") was formed as a corporation on June 9, 2017 under the laws of the State of Nevada, and is headquartered in Brooklyn, New York. Bushl is a community-oriented platform designed to streamline cannabusiness revenue generation efforts in both the business-to-consumer and business-to-business applications for brands, retailers and distributors.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2018, the Company had not commenced full-scale operations. The Company's activities have primarily consisted of business development, planning, and efforts to raise capital. Once the Company commences its planned operations, it will likely incur significant additional expenses and cash outflows. The Company is dependent on its ability to raise sufficient capital and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its business plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors outside of the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized advertising costs of $17,045 and $0, respectively.

Research and Development

The Company's research and development costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized research and development costs of $171,259 and $0, respectively.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2018 and 2017.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the U.S. government enacted the Tax Cuts and Jobs Act tax reform legislation (the Tax Act), which among other matters reduced the U.S. corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. As a result of the rate reduction, the Company has reduced the deferred tax asset balance as of December 31, 2018, commensurate with the decrease in applicable tax rate. Due to the Company's full valuation allowance position, there was no net impact on the Company's income tax provision as of December 31, 2018, as the reduction in the deferred tax asset balance was fully offset by a corresponding decrease in the valuation allowance.

The Company currently has incurred losses of $240,257 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through August 22, 2019, the date these financial statements were available to be issued. The following were subsequent disclosures:

- The Company issued a SAFE agreement totaling $10,000 with similar terms as those already issued. See Note 6 for additional details of agreement.
- The Company received additional shareholder advances totaling $44,192 under similar terms for amounts already issued. See Note 4 for additional details.
- The Company established a stock option plan that was adopted on July 15, 2019. 3,750,000 common shares and 957,500 stock options were issued upon adoption of the plan.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception totaling $240,257 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018	2017
Software	$ 119,498	$ 56,606
	119,498	56,606
Accumulated amortization	(11,926)	-
Intangible assets, net	$ 107,572	$ 56,606

Amortization expense for the years ended December 31, 2018 and 2017, was $11,926 and $0, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the CEO of the Company advanced funds for operations. These advances are non-interest bearing, have no repayment terms and are payable on demand. The Company expects to convert amounts advance by the CEO into equity upon the next equity offering. At December 31, 2018 and 2017, the amount of advances outstanding is $219,649 and $1,764, respectively, and are recorded as 'Shareholder advances' on the balance sheets.

NOTE 5 – NOTE PAYABLE

During the year ended December 31, 2017, the Company borrowed $25,000 at an interest rate of 6.75% per annum. The note is to be paid back with accrued interest upon the earlier of the Company raising $1,000,000 in equity funding or 3 years from the date the funds were borrowed. Accrued interest on the note as $2,247 and $559 at December 31, 2018 and 2017, respectively, which is recorded within 'Accrued expenses' on the balance sheets. Interest expense related to the note was $1,688 and $559 for the years ended December 31, 2018 and 2017, respectively.

NOTE 6 – SAFE AGREEMENTS

During the year ended December 31, 2018 and 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $50,000 in both years. The SAFE agreements have no interest rates or maturity dates.

The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreements convert into is determined by whichever calculation provides for the greater number of shares between: A) an 85% discount to the pricing in the triggering equity financing; B) the price implied by a $2,500,000 valuation cap divided by the capitalization of the Company at the triggering equity financing.

At December 31, 2018, the SAFE agreements have not yet converted as qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2018 but will be prior to the qualifying financing.

EXHIBIT C
PDF of SI Website


BUSHL
The craft cannabis
marketplace

Invest in BUSHL

Marketplace for natural, sustainable, and clean cannabis

Edit Profile

$1,000	$3,500,000	Crowd Note
Minimum	Valuation cap	Security Type

This presentation contains offering materials prepared solely by Bushl without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

INVEST IN BUSHL

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: https://shopbushl.com/

BU

< > DOWNLOAD

BUSHL is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by BUSHL without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- Product & Service
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Founded in 2017, we have built a community of over 24k on Instagram, 11k on email, and average 950 monthly active users (trailing 8 months)
- Letters of Intent with 25+ prominent and nationally distributed craft brands in the industry to market and sell their products
- Marketplace using organic, sustainable, craft, and ethical standards created by renowned industry experts to vet partners to ensure business ethics and product quality
- Letters of Intent with industry-leaders Certified Kind, The Cannabis Conservancy, kindColorado, and Cage Free Cannabis to implement and validate standards in the industry as well as educate consumers to the various levels of product quality and values-driven businesses in this ever expanding industry
- Featured in prominent media outlets including Refinery29, Direct Cannabis Network, Oregon Leaf, and more

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,500,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

BUSHL is on a mission to clean up cannabis. Using quality standards established by industry experts, our vetted marketplace enables customers to identify and engage with values-driven, sustainable, and clean cannabis brands through traditional e-commerce, as well as events and education.

Cannabis consumers are often under experienced and overwhelmed by products and brands claiming "premium" status with limited regulation or market standards. In fact, many products on the market contain toxins, pesticides, and other hazardous additives, as there are limited uniform standards or trusted resources to help customers identify and purchase all-natural products. There have been studies conducted that have proven mainstream cannabis products to contain toxins and hazardous ingredients. According to the International Food Information Council Foundation, 6 in 10 consumers say it's important to purchase or consume sustainable products and 7 in 10 would give up a favorite product for one without artificial ingredients. Customers care about what they are consuming - they just don't have the education or access to clean cannabis products.

In collaboration with industry experts, including Certified Kind, Craft Cannabis Alliance, The Cannabis Conservancy, and more, BUSHL has developed our own code of standards for the quality of product that is accepted to be listed on BUSHL. The BUSHL marketplace provides transparency around brands, their products, and their practices - highlighting responsible brands, so customers can shop with confidence.

To date, BUSHL has LOIs with 25 trusted brands, two renowned certification agencies, and three trade associations to curate a marketplace solely for brands that meet BUSHL's transparent and established standards. On a weekly basis BUSHL reaches 36.9k conscious, opted-in consumers. Our growing audience base exemplifies the ever growing number of consumers who are getting behind clean cannabis and trust BUSHL to be their introduction.

Product & Service

Product Overview

BUSHL is a marketplace for natural, sustainable, and artisanal cannabis products; from flower to tinctures, balms, concentrates, and more. We curate and vet brands that meet our expertly established standards and introduce them to consumers through our shopping platform, events, and experiences.

Business Model

CBD

For the CBD side, we operate in a traditional drop-ship e-commerce model, where we earn commission on every product sold through the platform. CBD products on BUSHL are purchased nationwide.

THC

Because of regulations around THC sales, our THC model will be engagement-based. We will generate revenue when we drive engagement to our partners' BUSHL page.

As we expand outside of Oregon, we'll continue to add features that bring more value to our partners. We will soon make THC as easy to shop for online as CBD by introducing product delivery in each legal state by partnering with a trusted delivery company. We will earn a flat-fee for each order delivered through the integration.

To support craft cannabis businesses, we will continue to strengthen our network by integrating subject matter experts, trade associations, and service providers into our marketplace. This will provide our partner brands easy access to discounted services to better their business through consultation, certification, and new hardware, in exchange for referral fees.

As we continue to grow our customer base of conscious consumers, we will open up on-site advertising opportunities for our partner brands, to enable them to further their reach.

Traction

BUSHL currently works with 25 reputable clean cannabis brands to market and sell their products to an audience of 40,000 consumers. We have signed Letters of Intent with six ancillary businesses to further support our vetting process, our partners' businesses, and our growth plans.

Since first generating revenue in February '19, we have seen consistent and organic growth, with a 297% increase in unique page views, a 191% increase in website traffic, and a 25% decrease in bounce rate for this calendar year compared to last.

12-Month Roadmap

Over the next 12 months, we plan to grow from 2 to 8 full-time employees. These new employees will expedite our growth through sales, marketing, and in-house UX and graphic design.

Sales

We plan to grow the brand-side of the platform to over 200 partners by the end of Y1 across Oregon and California. During this same time frame we expect to onboard 50 dispensaries across two states.

Product

We plan to integrate our services with delivery companies and in-store advertising networks to provide more value to our customers and partners, while also turning on a fourth and fifth streams of revenue.

Marketing

These efforts are supported with tactics that spread the BUSHL ethos, such as an ambassador program, influencer marketing campaign, print and digital advertising, and educational and authentic original content. All of this coupled with an SEO strategy will place BUSHL ahead of the pack as a leading source for authentic, reliable, and transparent information around organic and sustainable cannabis.

Testimonials

"As we grow our business and brand into additional verticals, we know that BUSHL will be key to spreading our message and engaging with our customers." – PADEN LITTLE, DIRECTOR OF OPERATIONS, Indigo Gardens

"Sacred Flower Farms and BUSHL are bonded by a mission to educate and heal consumers. " – RICKY GARCIA, VP of SALES + MARKETING, Sacred Flower Farms

"He has gone above and beyond to learn about our business and products in order to better position BUSHL to support our needs." – CHRISTINE SMITH, FOUNDER + CEO, Grön

Gallery





BUSHLcbd.

The BUSHLcbd Marketplace

Media Mentions

   

Team Story

When Josh was 16 years old he was diagnosed with Ulcerative Colitis. He began using cannabis to combat the painful side effects of the disease. It became clear to Josh both how important a role cannabis can play in health and wellness, as well as the need for healthy, natural products. He started BUSHL after realizing how little consumers were educated about the existence & benefits of clean cannabis. People are quick to spend more money on organic produce and premium skincare products, so why don't they do the same for cannabis? He began building BUSHL with the mission to bring clean cannabis to the world.

He is well positioned to grow BUSHL to be synonymous with clean cannabis. With their team of trusted advisors, which includes the founder of the Craft Cannabis Alliance, Head of Business Development at HillviewMed, the EVP of Sales and Marketing for CemtrexLabs, and a world renowned entrepreneur with 25+ years of shaping high-value partnerships, they have a wealth of experience and expertise to draw from.

Founders and Officers



Joshua Bareket
CEO

Josh holds a BS in Aerospace Engineering from Georgia Tech. After spending three years designing and testing jet engines for the military, he enrolled in Startup Institute, a career acceleration program, where he became well versed in product development. He then moved into a digital PM role at a financial consulting firm, where he started his first startup on the side, later pivoting into BUSHL.

Key Team Members

 **Liv Vasquez**    **Britnee Maehl**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,500,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

Closing conditions:	While Bushl has set an overall target minimum of US $350,000 for the round, Bushl must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Bushl's Form C.
Regulation CF cap:	While Bushl is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



- Operating Expenses
- Marketing
- Travel
- Product Development
- Payment Processing

Investor Perks

$1.5k+

A BUSHL tote bag with product samples from our partner brands

$2.5k+

Curated BUSHL swag bag consisting of a tote bag, t-shirt, lighter, notebook, and product samples from our partner brands

$5k+

Everything above plus monthly email updates and a BUSHL CBD Sample Box- our premiere box that consists of 8 CBD minis, a tote bag, and a coupon for 10% off your next BUSHL order

$10k+

Everything above plus an annual 30-minute call with our founder as well as our CBD Culinary Box. The Culinary Box is the second box in our collection, and comes with 8 culinary-themed CBD samples, plus 5 custom-developed recipes that utilize the products in the box.

$50k+

Everything above plus quarterly investor calls, a deluxe box with 5 full-sized CBD products of your choosing, and a private cannabis farm tour of one of our partner farms in Oregon- flight and travel not included.

$100k+

Everything above plus an annual dinner with our founder, and a private cannabis farm tour of one of our partner farms in Oregon (flight and travel included)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of BUSHL's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $400,000
Closed Date	Jan 1, 2019
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Bridge	
Round Size	US $50,000
Closed Date	May 1, 2019
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Market Landscape



"State of the Legal Cannabis Markets" report released on Thursday, June 20, 2019 by Arcview Market Research and BDS Analytics.

According to the 2015 National Survey on Drug Use and Health, 22.2 million people had used cannabis in the past month. This number continues to grow as cannabis legalization spreads and use is destigmatized.

Sustainable and natural products are going to be a key factor in purchase behavior as this trend moves upwards- according to the International Food Information Council Foundation, 6 out of ten consumers say it is important to purchase and consume sustainable products, 7 out of ten consumers would be willing to give up a favorite product in favor of one without artificial ingredients. 40% of the consumers surveyed would be willing to pay 50% more for natural products.

BUSHL has an early-mover advantage as one of the first to market with a marketplace that focuses exclusively on clean cannabis. We have spent the last two years building strong relationships with some of the industry's leading brands.

Leafly and Weedmaps are our closest competitors in that they are also platforms for discovering cannabis brands and purchasing products. Unlike BUSHL, these platforms don't have a vetting process or code of standards- any brand can pay to join. These websites are inundated with inaccurate information, outdated product descriptions, and non-certified and even illegal companies. BUSHL does its research on each brand we list, so we know exactly what is being sold on our marketplace and can ensure that all products are clean and of a high quality.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The retail cannabis market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent the Company from executing its business plan. Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use, and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While its product may be used to grow a variety of plants, it would not be realistic to expect that it would be able to execute its business plan if the federal government were to strictly enforce federal law regarding cannabis. The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture, and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs, and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in or conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where it purchases a property will agree that its activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in its inability to execute its business plan and it would suffer significant losses and be required to cease operations. Furthermore, if it were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, it could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on its business.

Its ability to grow the Company's business depends on state laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where medicaluse cannabis is grown could negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting, and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it does not know what the impact would be on the medical-use cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, the Company may be unable to continue to operate.

The Company may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute, and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. The Company's inability to maintain its current bank accounts would make it difficult for it to operate its business, increase its operating costs, and pose additional operational, logistical, and security challenges and could result in the Company's inability to implement their business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter the business plan. In addition, violations of these laws, or allegations of such violations, could disrupt its business and result in a material adverse effect on operations. It is also possible that regulations may be enacted in the future that will be directly applicable to the proposed business. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive retail cannabis space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company's Managing Director, Joshua Bareket, is the sole Managing Directors, and as a result, is solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions. Joshua has the ability to control the outcome of all matters submitted to the Company for approval, including the election, removal, and replacement of Managing Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

The Company is only able to operate in a limited number of jurisdictions for its proposed THC-centric business. Several states and the federal government have not yet legalized cannabis products containing THC. This may limit the geographies to which Bushl can expand. If more states or the federal government do not legalize THC products, the Company's growth could be impeded.

The Company's cash position is relatively weak. The Company currently has only $30,386 in cash balances as of 6/30/19. This equates to 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's Board does not keep meeting minutes from its board meetings. The Company is not legally required to record and retain meeting minutes. There is currently only one board member so the Company does not keep formal minutes. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts to directly pay founder salaries. Risks related to errors in proper payroll processing include, but are not limited to, miscalculations of payroll or payroll taxes, penalties, and lack of security.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted related party transactions. During the years ended December 31, 2018 and 2017, the CEO of the Company advanced funds for operations. These advances are non-interest bearing, have no repayment terms and are payable on demand. The Company expects to convert amounts advance by the CEO into equity upon the next equity offering. At December 31, 2018 and 2017, the amount of advances outstanding is $219,649 and $1,764, respectively, and are recorded as 'Shareholder advances' on the balance sheets.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (1 file)	Jul 3, 2019	Folder
> 🗀 Miscellaneous (2 files)	Jul 3, 2019	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in BUSHL

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by BUSHL. Once BUSHL accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to BUSHL in exchange for your securities. At that point, you will be a proud owner in BUSHL.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, BUSHL has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now BUSHL does not plan to list these securities on a national exchange or another secondary market. At some point BUSHL may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when BUSHL either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is BUSHL 's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company

This is BUSHL's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the BUSHL's Form C. The Form C includes important details about BUSHL's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



BUSHL

The craft cannabis marketplace

BUSHL

This presentation contains offering materials prepared solely by Bushl without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The **cannabis industry** is **experiencing growth**

RollingStone

Subscribe

New Mexico Could Be Next State to Fully Legalize Pot

MARCH 14, 2019 2:46PM ET

The state would also be the first to require all retail sales to go through state-run dispensaries

U.S. Marijuana Market: The Grass Is Getting Greener
Projected growth of U.S. recreational and medical marijuana sales (billion U.S. dollars)



statista

FORTUNE

SUBSCRIBE

LEGALIZATION OF MARIJUANA

Illinois Under Consideration as the Next Multibillion-Dollar Marijuana Market

REUTERS

DEALS
APRIL 18, 2019 / 9:26 AM / 7 DAYS AGO

Canopy Growth to buy Acreage in $3.4 billion deal

The **landrace has begun**, but with **largely unregulated** growth comes **risk & harm**



Leafly

HEALTH | SCIENCE & TECH

Illicit Cannabis Vape Carts Hospitalized 7 in California, Doctors Say



Leafly

HEALTH | INDUSTRY

California Cannabis Labs Are Finding Toxic Metal in Vape Carts

CNBC

HEALTH AND SCIENCE

Death toll climbs from vaping illnesses as Florida, Georgia report new fatalities

PUBLISHED WED, SEP 25 2019 • 4:05 PM EDT
UPDATED WED, SEP 25 2019 • 5:40 PM EDT





The New York Times

New York Moves to Ban Flavored E-Cigarettes by Emergency Order









BUSHL

These are **not** risks that **consumers, regulators, nor investors want to take**

6 in 10

consumers say it's important to purchase or consume **sustainable products.**

7 in 10

would give up a favorite product for one **without artificial ingredients.**

40% of which are **willing to pay 50%** more.

Thankfully, they **don't have to**

Sustainable, locally owned, natural **cannabis** is **widely available,** although **not yet readily accessible** for consumers


FLOW KANA


craft cannabis alliance
PEOPLE · PLACE · PLANET · PLANT


CANNABIS
CONSERVANCY
THE


Sacred Flower Farms
· CERTIFIED KIND ·
· DAM PURE ·


RESERVE


RESOURCE INNOVATION INSTITUTE


PORTLAND OREGON
Bull Run
CRAFT CANNABIS


INDIGO
GARDENS


EAST FORK
CULTIVARS


grön ™


CERTIFIED KIND ™


empower
— BODYCARE —


HUMBOLDT COUNTY
HC
GA
GROWERS ALLIANCE

BUSHL

A sustainable, natural, and craft cannabis marketplace.

BUSHL helps responsible independent Cannabis/Hemp farms and brands:

- **reach** their **customers** at scale with streamlined technology

- **differentiate** their craft **products** through **standards** and **transparency**

- and **educate consumers** about the importance of **ethical** practices

BUSHL

BUSHL advocates for

- **ethical cannabis communities**

- **regenerative** and **sustainable farming**

- **plant** & medicine **diversity**

- protecting **our planet**

BUSHL's potential market

Region	Licenses (today)	Estimated percent that fit BUSHL	Potential BUSHL partners
Humboldt	1,371	50%	685
Mendocino	690	50%	345
Trinity	242	50%	121
Oregon	1,369	20%	273
Rest of US	25,000	7%	1,750
Total	28,000	7.8%	2,174

Demand is real for this kind of approach

Sustainably minded shoppers	Craft beer shoppers	Health & Wellness shoppers	Cannabis shoppers
$150B 2021	$27.6B 2018	$4.2T 2017	$31.3B 2022

The BUSHL advantage

- **trusted relationships** with **leading craft brands** and consultants delivering **best-in-class products**

- **services** to **support** investors, consumers, farmers, and retailers about their **most pressing needs**

- win win, **additive revenue model**

- **partnerships** that **bring capacity to setting** and executing **top quality standards** for a **safe** and **sustainable** cannabis **market**

Where we are **today**

- Live in Oregon & California
- 30 businesses under contract
- Pre-seed round funded
- Generating revenue
- Selling CBD nationwide
- Strategic partnerships with industry leaders
- Increase visibility for our brands by up to 285%
- Organically reach an average of 40,000 impressions per week





*these are mockups

How we make money today

Exposure & engagement for THC partners
- monthly fees based on the traffic and engagement we drive to our THC partners' pages

Commission on CBD sales
- commission on every product sold through the marketplace
- commission for every wholesale order we procure

Where we're heading

Q4 '19
- Partner with 100 brands
- Begin dispensary order pick up
- Launch ancillary marketplace
- Begin event series in Oregon and New York

Q1 '20
- Redesign brand & website
- Partner with 60 brands in Oregon & California
- Begin delivery in Portland
- Expand team to 8 full-time employees

Q2 '20
- Begin delivery in SF
- Partner with 160 brands
- Partner with 50 dispensaries
- Begin event series in California
- Beta advertising offerings

Q3 '20
- Raise Series A
- Begin delivery in LA
- Partner with 225 brands
- Partner with 100 retailers
- Integrate with advertising networks

BUSHL

How we'll make money along the way

Ancillary marketplace
- BUSHL will procure a B2B marketplace for its partners to access networks of best-in-class consultants offering discounted services and customized consulting solutions to address farming practices, lighting, energy efficiency, CPA, HVAC, and more

Delivery fees
- BUSHL will earn a flat fee for every order it refers to its delivery partner for fulfillment

Experiences
- BUSHL will curate and sell tickets to unique experiences for consumers to engage with their favorite brands

Branding
- BUSHL will help develop its partners' brands

Advertising
- BUSHL will consult and manage its partners advertising campaigns through it's exclusive partnerships with cannabis friendly channels

BUSHL

The **BUSHL** team

  

Joshua Bareket, Founder & CEO

Josh holds a B.S. in Aerospace Engineering from The Georgia Institute of Technology. He has built digital product teams and products for fintech companies, marketing platforms for bars & restaurants, and is now focusing his three years experience in cannabis, to partner with the industry's leading producers and brands to build a sustainable marketplace.

Liv Vasquez, Content Creator

Liv Vasquez brings her experience as a chef, recipe writer, and restaurateur to the Cannabis/CBD space by using beautiful events and beautiful plates as an educational tool to teach about Hemp, Cannabis, and this immerging industry and plant medicine.

Britnee Maehl, Head of Oregon Sales

Britnee is an experienced sales executive with natural relationship building skills. Her previous work includes selling sustainable and regenerative agricultural products to cannabis producers as well as leading sales outreach and business development for a premium CBD topical company.

Advisory Team

    

Jeffrey Samuels - Business Development

Cannabis business entrepreneur for 5+ years, Founder of AlphaRoot, Q56 Capital, Casa Verde LP, and VP at HillviewMed NJ

Lucky Gobindhram - Sales & Product

President of CemtrexLabs with 10+ years of product development and sales experience

Adam Smith – Policy

Founder of The Craft Cannabis Alliance and #ONEfix campaign for interstate commerce and social equity, Founder of Students for Sensible Drug Policy and 30+ year public policy veteran

Chris Chafe – Business Planning & Fundraising

Mission driven entrepreneur with over 25 years experience in shaping high road, value adding partnerships and standards between investors, management, and workforce for startups, mid market, and Fortune 500 global companies.

Sachin Bhargava - E-commerce & Digital Strategy

Experienced e-commerce strategist with Director experience at Gilt, Mack Weldon, Princeton Review, and now VC-backed Mylo



THANK YOU

www.bushlcbd.com

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Indigo Gardens
https://www.youtube.com/watch?v=DdICzqH2-ng

Here at indigo Gardens we grow more than just cannabis, we strive to grow a whole range of agricultural products here, in a mineral-rich, sustainable, organic environment. Specifically in our outdoor cultivation, our soil comes from an old riverbed. So it's super high in micronutrients and all sorts of good, awesome stuff for the plant. But our goal in the outdoor is to create a very sustainable environment, where we it's very bio diverse and we're only using the native soil and adding very minimal inputs to this. So here, growing right next to our cannabis, you can see that those beneficial pollinators inviting bees and all sorts of awesome life into our cannabis climates. Which allows us to not use harmful herbicides, pesticides, and fungicides on our farm. Here in our veg house we've got close to 1,400 plants growing, all at different stages of their life, depending on when they were cloned off the mother. We planned months ago for what plants we strategically wanted to put in our greenhouse, depending on market demand, the specific strain, finishing flower times, and terpene profiles. What's so great about a greenhouse like this is that we can harness the UV rays from the Sun all summer long and also grow year-round in the winter, using sunlight and artificial HPS light. We want our space to feel nurturing for our environment, yet creative and stimulating for our employees, and welcoming for all guests that would like to visit. We believe that through the attention to detail in our processes here at indigo Gardens we are setting a benchmark for craft cannabis in the Oregon marketplace.

Sacred Flower Farms
https://www.youtube.com/watch?v=_h11vei8tnM

Sacred Flower Farms is very unique compared to a lot of farms that we've seen in the market, just the way that we go about our business, the fact that we actually are growing the product the right way, and actually the medicine making it unleash the terpenes the way it should, and actually all the healing properties that it should. Here at Sacred Flower Farms what we like to do is grow as many companion style plants as we can to utilize in the ganja garden. We have a lot of plants that grow native here that we utilize to ferment, and that's the way that we keep the ganja healthy and radiant and keep the soil alive and make sure that we're getting clean meds for everybody. We believe that in working as closely with nature as we possibly can, we're providing a more healing, beneficial cannabis product to people that's truly going to showcase what the plants true potential is. One of the ways that we like to differentiate ourselves is, obviously, the way that we grow and how we grow. We had some great mentors that have come in and helped us out to really show what it is to have a closed-loop farming system and use Korean national farming techniques. Korean natural farming is a technique developed by Master Choa and it's the process of utilizing fermented plant juices. So we grow a number of different types of plants on site, that we can utilize to ferment. And we use that ferment to put it right back into the soil to help the plants thrive. Being that we have 15 acres

here and we can only utilize two for the OLCC license, we wanted to make sure that we're also utilizing the complete land and actually growing hemp. So this year we decided to grow 18,000 plants of hemp and we're really excited about bringing CBD to the market